UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒     SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐     SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2025

RED OAK CAPITAL FUND VII, LLC
(Exact name of issuer as specified in its charter)

Delaware	99-2923874
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

5925 Carnegie Boulevard, Suite 110

Charlotte, North Carolina 28209

(Full mailing address of principal executive offices)

(616) 343-0697

(Issuer’s telephone number, including area code)

In this semi-annual report, references to the “Company,” “we,” “us” or “our” or similar terms refer to Red Oak Capital Fund VII, LLC, a Delaware limited liability company and references to our “Manager” refer to Red Oak Capital GP, a Delaware limited liability company, our sole member and manager. As used in this semi-annual report, an affiliate of, or person affiliated with, a specified person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cautionary Statement Regarding Forward Looking Statements

This Semi-Annual Report on Form 1-SA of Red Oak Capital Fund VII, LLC, a Delaware limited liability company, referred to herein as “we,” “us,” “our” or “the Company,” contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

General

Red Oak Capital Fund VII, LLC, a Delaware limited liability company, was formed on February 27, 2024 to originate and acquire senior loans collateralized by commercial real estate in the U.S. Our business plan is to originate, acquire, and manage commercial real estate loans and other commercial real estate-related debt instruments. While the commercial real estate debt markets are complex and continually evolving, we believe they offer compelling opportunities when approached with the capabilities and expertise of Red Oak Capital GP, LLC, or our Manager, a wholly owned subsidiary of Red Oak Capital Holdings, LLC, or our Sponsor, as well as our origination and servicing affiliate Red Oak Financial, LLC, also a wholly-owned affiliate of our Sponsor.

Our investment objective is to preserve and protect our capital while producing attractive risk-adjusted returns generated from current income on our portfolio. Our investment strategy is to originate loans and invest in debt and related instruments supported by commercial real estate in the U.S. Through our Manager, we draw on our Sponsor’s and its affiliates’ established sourcing, underwriting and structuring capabilities in order to execute our investment strategy.

The Company does not intend to act as a land or real estate developer and currently has no intent to invest in, acquire, own, hold, lease, operate, manage, maintain, redevelop, sell, or otherwise use any undeveloped real property or developed real property, unless such actions are necessary or prudent based upon borrower default in accordance with the terms of the debt instruments held by the Company.

2

We are offering up to a maximum of $75.0 million of the Company’s 8.00% Series A Unsecured Bonds, or the Bonds. The purchase price per Bond is $1,000, with a minimum purchase amount of $10,000. On July 5, 2024 we filed an offering statement on Form 1-A with the United States Securities and Exchange Commission, or SEC, pursuant to exemptions from registration under Tier II of Regulation A, referred to herein as the “Offering”. Subsequently, the offering of our bonds was qualified on July 26, 2024, and we commenced offering the securities at that time. We filed a post-qualification amendment on Form 1-A POS, or the First Revised Statement, on July 31, 2025, which was qualified by the SEC on August 8, 2025. Pursuant to the Offering Statement and the First Revised Statement, the Bonds were previously issued bearing interest at 8.00% per annum. The First Revised Statement amended the Offering Statement to increase the interest rate on previously issued Bonds and future Bond issuances from 8.00% per annum to 9.00% per annum beginning on October 1, 2025, and extended the offering termination date from December 31, 2025 to December 31, 2026.

As of June 30, 2025, he Offering has raised $1.6 million of Series A Bonds. Proceeds from the sale of Bonds will be used to invest in collateralized senior commercial mortgage notes, or property loans, and for payment or reimbursement of selling commissions and other fees, expenses and uses as described throughout the offering circular. We will experience a relative increase in liquidity as we receive additional proceeds from the Offerings and a relative decrease in liquidity as we spend net offering proceeds in connection with the acquisition and operation of our assets.

As of June 30, 2025, the Company held one senior secured loan participation, providing $0.8 million in senior secured loan principal. The loan possesses an interest rate of 11.00% and matures on May 31, 2026.

We are managed by our Manager, which is wholly owned by our Sponsor, a Charlotte, NC based commercial real estate finance company specializing in the acquisition, processing, underwriting, operational management and servicing of commercial real estate debt instruments. We benefit from our Sponsor’s significant experience in the marketing and origination of project transactions in which to properly and efficiently evaluate suitable investments for our Company.

We do not have any employees. We rely on the employees of our Sponsor, as the sole member of our Manager, and its affiliates for the day-to-day operation of our business.

Result of Operations – For the Six-months Ended June 30, 2025

We operate on a calendar year. Set forth below is a discussion of our operating results for the six-months ended June 30, 2025.

As of June 30, 2025 the Company held one senior secured loan, pursuant to which the Company, as the lender, provided $0.8 million of senior secured loan principal to the borrower.

On June 10, 2025, the Company entered into a loan participation agreement with Red Oak Income Opportunity Fund II, LLC, a related party and Delaware limited liability company, whereby the Company bought a participation interest in the loan held with 6008 Holdings LLC equal to approximately 38.94% of the $2.1 million senior secured loan for a purchase price of $0.8 million.

For the six-months ended June 30, 2025, the Company’s consolidated total revenues from operations were $0.02 million. Operating costs for the same period, including bond interest expense of $0.04 million, organizational fees of $0.03 million, and professional fees of $0.1 million, amounted to $0.2 million. Net loss for the period amounted to $0.2 million.

Results of Operations – For the Six-months Ended June 30, 2024

We had not commenced operations as of June 30, 2024.

3

Liquidity and Capital Resources

As of June 30, 2025, we have raised $1.6 million of Series A Bonds. Our principal demands for cash will continue to be for acquisition costs, including the purchase price or principal amount of any property loans, securities or other assets we acquire, the payment of our operating and administrative expenses, and all continuing debt service obligations, including our debt service on the Bonds. Generally, we will fund additional acquisitions from the net proceeds of the Bonds offering. We intend to acquire additional assets with cash and/or debt.

As of June 30, 2025, the Company had cash on hand of $1.4 million and bond service reserves of $6,038. Pursuant to the Indenture related to the Bonds, the bond service reserve requires 3.75% of the gross proceeds from the Offering to be placed into a reserve account held by the bond trustee for the purpose of paying our bond service obligations for a period of one year following the first closing date. Of the $1.4 million cash on hand, approximately $0.9 million represents loan interest collected from borrowers by the Company, acting as borrower representative, on behalf of its five affiliates that are co-borrowers under the Cross River Bank credit facility (ROCF II SPV, LLC, ROCF IV SPV, LLC, ROCF V SPV, LLC, ROIOF SPV, LLC, and ROCF VI SPV, LLC). This $0.9 million is recorded as a liability on the balance sheet under “Due to Affiliates”.

On January 7, 2025, the Company’s subsidiary, ROCF VII SPV, LLC and five other affiliates entered into an agreement with Cross River Bank for a $50 million secured revolving loan facility. ROCF VII SPV, LLC was appointed as borrower representative with Cross River Bank for all five affiliates. As the borrower representative, the Company acts on behalf of the co-borrowers with respect to all matters relating to the Credit Facility. The facility is secured by all property and assets of the co-borrowers, and all other collateral, security granted, and securities pledged to the facility. Amounts drawn accrue interest at one-month term SOFR plus an applicable margin and the line matures on January 7, 2028. As the Company acquires eligible loans, the Company can sell loans to its subsidiary to serve as collateral for future draws on the facility. The Company’s subsidiary will use these draw proceeds to acquire new senior secured commercial real estate loans. As of June 30, 2025 the Company’s subsidiary had not drawn on the line.

On March 4, 2025, ROCF VII SPV, LLC, as borrower representative, executed an initial draw o $24.9 million on the line of credit with Cross River Bank. All proceeds were distributed to ROCF II SPV, LLC, ROCF IV SPV, LLC, ROCF V SPV, LLC, ROIOF SPV, LLC, and ROCF VI SPV, LLC. The Company’s subsidiary did not retain any portion of the drawn funds.

We anticipate that adequate cash will be generated from operations to fund our operating and administrative expenses, and any continuing debt service obligations. However, our ability to finance our operations is subject to some uncertainties. Our ability to generate working capital is dependent on the performance of the mortgagor related to each of our assets and the economic and business environments of the various markets in which our underlying collateral properties are located. Our ability to liquidate our assets is partially dependent upon the state of real estate markets and the ability of mortgagors to obtain financing at reasonable commercial rates. In general, we intend to pay debt service from cash flow obtained from operations. If cash flow from operations is insufficient then we may exercise the option to partially leverage an asset to increase liquidity.

Potential future sources of capital include secured or unsecured financings from banks or other lenders, establishing additional lines of credit, proceeds from the sale of assets and undistributed cash flow, subject to the limitations previously described. Note that, currently, we have not identified any additional sources of financing, other than the proceeds from our Bonds offering and the Cross River Bank facility, and there is no assurance that such sources of financing will be available on favorable terms or at all.

4

Trend Information

As of June 30, 2025, we have raised $1.6 million of Series A Bonds. We intend to use the net proceeds of the Offering to continue to issue senior secured loan on commercial real estate and thereby increase cash flows.

In the first half of 2025, the Company purchased a $0.8 million participation in a senior secured commercial real estate loan with principal of $2.1 million.

We are actively managing a steady pipeline of origination opportunities and, subject to market conditions and availability of additional raised capital, expect capital deployment to increase through the end of 2025. As we issue additional senior secured loans on commercial real estate, the Company’s cash flows increase.

Macroeconomic conditions remain uncertain due to persistent inflationary pressures, heightened geopolitical tensions, and the continued implementation of tariffs on key imports and exports. These factors have contributed to increased costs for businesses and consumers alike, market volatility, and pressure on both consumer and commercial credit performance. Rising interest rates and inflation have the potential to dampen borrower demand and repayment capacity, while volatility in global capital markets may affect our own liquidity and capital raising efforts. Additionally, the combined effects of tariffs, inflation, and supply chain disruptions could further impact the credit quality of our loan portfolio, particularly in sectors sensitive to trade and interest rate fluctuations. We are currently unable to quantify the full impact these events may have on us. We may experience adverse effects on the performance of our loans in the future due to ongoing economic headwinds, including the effect of tariffs, which may materially alter our ability to pay our debt service obligations and fees.

Item 2. Other Information

None.

5

RED OAK CAPITAL FUND VII, LLC

AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

JUNE 30, 2025 AND DECEMBER 31, 2024

6

7

Red Oak Capital Fund VII, LLC and its Subsidiaries
Consolidated Balance Sheets
	June 30, 2025	December 31, 2024
	(Unaudited)	(Audited)

Assets

Current assets:
Cash and cash equivalents	$1,393,024	$240,799
Mortgage loans receivable, held for investment	800,000	-
Loan interest receivable	5,133	-
Other assets	10,139	-
Prepaid expenses	-	4,125

Total assets	$2,208,296	$244,924

Liabilities and Member's Deficit

Current liabilities:
Bond interest payable	$24,516	$-
Due to affiliates	863,063	4,180
Bond proceeds received in advance	-	100,000
Accrued expenses	61,962	25,642
Total current liabilities	949,541	129,822

Long-term liabilities:
Series A bonds payable, net	1,441,445	146,917
Total long-term liabilities	1,441,445	146,917

Total liabilities	2,390,986	276,739

Member's deficit	(182,690)	(31,815)

Total liabilities and member's deficit	$2,208,296	$244,924

 The accompanying notes are an integral part of the financial statements

8

Red Oak Capital Fund VII, LLC and its Subsidiaries
Consolidated Statements of Operations
	For the Six Months Ending June 30
	2025	2024

Revenue:
Mortgage interest income	$5,133	$-
Bank interest income	10,904	-
Total revenue	16,037	-

Expenses:
Bond interest expense	42,324	-
Amortization of debt issuance costs	1,310	-
Management fees	4,313	-
Organization fees	28,040	-
Professional fees	90,925	-
Total expenses	166,912	-

Net loss	$(150,875)	$-

 The accompanying notes are an integral part of the financial statements

9

Red Oak Capital Fund VII, LLC and its Subsidiaries
Consolidated Statements of Changes in Member's Capital
Managing Member

Member's capital, February 27, 2024	$-

Capital contributions	-

Capital distributions	-

Transfers of capital	-

Net income (loss)	-

Member's capital, June 30, 2024	$-

Member's deficit, January 1, 2025	$(31,815)

Net loss	(150,875)

Member's deficit, June 30, 2025	$(182,690)

 The accompanying notes are an integral part of the financial statements

10

Red Oak Capital Fund VII, LLC and its Subsidiaries
Consolidated Statements of Cash Flows
	For the Six Months Ending June 30
	2025	2024

Cash flows from operating activities:
Net loss	$(150,875)	$-

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Amortization of debt issuance costs	8,491	-
Change in other operating assets and liabilities:
Net change in loan interest receivable	(5,133)	-
Net change in prepaid expenses	4,125	-
Net change in bond interest payable	24,516	-
Net change in due to affiliates	858,883	-
Net change in accrued expenses	36,320	-

Net cash provided by operating activities	776,327	-

Cash flows from investing activities:
Mortgage notes issued	(800,000)	-

Net cash used in investing activities	(800,000)	-

Cash flows from financing activities:
Proceeds from Series A Bonds	1,402,000	-
Net change in bond proceeds received in advance	(100,000)	-
Payment of debt issuance costs	(126,102)	-

Net cash provided by financing activities	1,175,898	-

Net change in cash and cash equivalents	1,152,225	-

Cash and cash equivalents, beginning of period	240,799	-

Cash and cash equivalents, end of period	$1,393,024	$-

Supplemental disclosure of cash flow information:
Cash paid for interest	$17,561	$-

 The accompanying notes are an integral part of the financial statements

11

Red Oak Capital Fund VII, LLC and its Subsidiaries Notes to Financial Statements For the periods ending June 30, 2025 and December 31, 2024

1. Organization

Red Oak Capital Fund VII, LLC (the “Company”) is a Delaware limited liability company formed to originate senior loans collateralized by commercial real estate in the United States of America. The Company’s plan is to originate, acquire, and manage commercial real estate loans and securities and other commercial real estate-related debt instruments. Red Oak Capital GP, LLC is the Managing Member and Red Oak Capital Holdings, LLC is the sponsor. The Managing Member owns 100% of the member interests in the Company.

The Company formed on February 27, 2024 and commenced operations on October 23, 2024. The Company is raising a maximum of $75.0 million of Series A Unsecured Bonds (the “Bonds”) pursuant to an exemption from registration under Regulation A of the Securities Act of 1933, as amended. As of June 30, 2025, the Company has raised $1.6 million of Series A bonds. The Company’s term is indefinite.

The Company’s operations may be affected by macro events, including, inflation, geopolitical tensions, and ongoing tariffs on key imports and exports. Possible effects of these events may include, but are not limited to, delay of payments from borrowers, an increase in extension risk, higher rate of defaults, and delaying loan closing periods. Any future disruption which may be caused by these developments is uncertain; however, it may result in a material adverse impact on the Company’s financial position, operations and cash flows.

2. Significant accounting policies

Basis of presentation

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") and all values are stated in United States dollars.

Use of estimates

The preparation of the financial statements requires the Managing Member to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. The Managing Member believes the estimates utilized in preparing the Company’s financial statements are reasonable and prudent; however, actual results could differ from these estimates and such differences could be material to the Company's financial statements.

Fair value – hierarchy of fair value

In accordance with Financial Accounting Standards Board Accounting Standards Codification (FASB ASC) 820, Fair Value Measurement, when required, the Company will disclose the fair value of its assets and liabilities in a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation. FASB ASC 820 provides three levels of the fair value hierarchy as follows:

Level One - Inputs use quoted prices in active markets for identical assets or liabilities of which the Company has the ability to access.

Level Two - Inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

Level Three - Inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset.

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Red Oak Capital Fund VII, LLC and its Subsidiaries Notes to Financial Statements For the periods ending June 30, 2025 and December 31, 2024

2. Significant accounting policies (continued)

In instances whereby inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Company’s assessment of the significance of particular inputs to these fair value measurements requires judgement and considers factors specific to each asset or liability.

Cash and cash equivalents

Cash represents cash deposits held at financial institutions. Cash equivalents may include short-term highly liquid investments of sufficient credit quality that are readily convertible to known amounts of cash and have maturities of three months or less. Cash equivalents are carried at cost, plus accrued interest, which approximates fair value. Cash equivalents are held to meet short-term liquidity requirements, rather than for investment purposes. Cash and cash equivalents are held at major financial institutions and are subject to credit risk to the extent those balances exceed applicable Federal Deposit Insurance Corporation or Securities Investor Protection Corporation limitations.

Mortgage loans receivable

Mortgage loans receivable are classified as held-for-investment based on the Company’s intention and ability to hold the loans until maturity. The loans are stated at the amount of unpaid principal adjusted for any impairment or allowance for loan losses. The Company’s mortgage loans receivable consist of senior secured private company loans collateralized by the borrower’s underlying commercial real estate assets. The repayment of the loans is dependent upon the borrower’s ability to obtain a permanent financing solution or to sell the commercial real estate asset. The Company’s mortgage loans receivable have heightened credit risk stemming from several factors, including the concentration of loans to a limited number of borrowers, the likelihood of construction projects running over budget, and the inability of the borrower to sell the underlying commercial real estate asset.

Allowance for credit losses

The Company recognizes an allowance for credit losses for financial assets carried at amortized cost to present the net amount expected to be collected as of the balance sheet date. Such allowance is based on the credit losses expected to arise over the life of the asset (contractual term) which includes consideration of prepayments and is based on the Company’s expectations as of the balance sheet date.

The Company utilizes a loss rate approach in determining its lifetime expected credit losses on its loans held for investment. This method is used for calculating an estimate of losses based on management and the Company’s expertise in the commercial real estate bridge lending space and is comprised of an estimate of the probability of default of a given loan and the expectation of total loss, including costs to remediate and/or sell, in the event of such default. In determining its loss rates, the Company uses a multi-factor model to ascertain the likelihood of a borrower experiencing distress and going into default and quantifies a potential loss based on the carrying value of the underlying collateral on its balance sheet in relation to its fair value as determined by the most recent appraisal on an “as-is” basis less selling costs. At June 30, 2025 and December 31, 2024, no loan loss reserve was recorded.

Credit Quality Indicators

The Company analyzes its loans based on the internal credit risk grading process. Internal credit risk grading includes a process that evaluates, among other things: (i) the borrower’s ability to repay; (ii) the underlying collateral; (iii) the risk inherent to a particular commercial real estate sector; and (iv) the risk endemic to the market and geography in which the borrower operates.

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Red Oak Capital Fund VII, LLC and its Subsidiaries Notes to Financial Statements For the periods ending June 30, 2025 and December 31, 2024

2. Significant accounting policies (continued)

The Company assigns weights to a number of standard risk factors that apply across the portfolio. The weightings are based on management’s experience in the bridge lending credit market and have been specifically tailored to the offered loan products. These include loan to value (LTV), sector risk, market risk, sponsor risk and debt service coverage ratio (DSCR). In addition, subjective risk factors, including borrower past performance, borrower management / business plan performance, macroeconomic trends and other relevant facts or trends are analyzed in conjunction with standard factors to provide enhancement or diminution to the credit profile of the loan. This analysis provides a stratification of the loan portfolio across the following internal grades:

1. Prime – minimal probability of default

2. Pass – low probability of default

3. Low pass – moderate probability of default

4. Watch – material probability of default

5. Special mention – significant probability of default

6. Substandard – substantial probability of default

7. Doubtful – highly likely probability of default

8. Default / Loss – defaulted / expected to default

Accrued interest receivable

The Company elected to present the accrued interest receivable balance separately in its balance sheet from the amortized cost of the loan. Accrued interest receivable was $5,133 and $0 as of June 30, 2025 and December 31, 2024, respectively.

When management places a loan in non-accrual status and determines that previously accrued interest should be reversed, the write-off of accrued interest receivable is recognized through the reversal of interest income. There were no write-offs of loan accrued interest receivables during the six-months ending June 30, 2025 and June 30, 2024.

Revenue recognition and accounts receivable

Interest income on mortgage loans receivable is recognized over time using the interest method. Interest is accrued when earned in accordance with the terms of the loan agreement. Interest income will be recognized to the extent paid or if the analysis performed on the related receivables supports the collectability of the interest receivable. A loan is placed on nonaccrual when the future collectability of interest and principal is not expected, unless, in the determination of the Managing Member, the principal and interest on the loan are well collateralized and in the process of collection. When classified as nonaccrual, the future accrual of interest is suspended and previously accrued interest in the period placed on nonaccrual is reversed unless management is confident in its ultimate recovery. Payments of contractual interest are recognized as income only to the extent that full recovery of the principal balance of the loan is reasonably certain.

The Company generally will place a loan on non-accrual status for financial accounting purposes on the same date the loan is put into default status. A loan will typically go into default when an event of default has occurred as defined in the loan agreement, a notice of default has been sent to the borrower, and the borrower has not cured the default within the allotted period provided in the notice of default. Exceptions to the non-accrual policy may be made when the collateral value significantly exceeds the outstanding principal and accrued interest of the loan. Additionally, when the nature of the default does not materially impact the likelihood of collection, management may determine that non-accrual status is not appropriate. In addition, management may place a loan on non-accrual status that has not formally defaulted if the collection of interest and/or principal is in doubt.

Loan origination income will be amortized over the life of the mortgage loan receivable using the interest method and will be reflected as a direct deduction from the related mortgage loans receivable in the accompanying balance sheet. No loans were in nonaccrual status at June 30, 2025 and December 31, 2024.

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Red Oak Capital Fund VII, LLC and its Subsidiaries Notes to Financial Statements For the periods ending June 30, 2025 and December 31, 2024

2. Significant accounting policies (continued)

Bonds payable

Company-issued bonds are held as a liability upon the effective date of closing. The bond interest is expensed on an accrual basis.

Income taxes

The Company is a single member limited liability company (LLC) and, as such, is a disregarded entity for income tax purposes and not subject to income taxes, and does not file a tax return. Accordingly, these financial statements do not reflect a provision for income taxes and the Company has no other tax positions which must be considered for disclosure.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, the Company is permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”) for complying with new or revised accounting standards. This permits the Company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company has selected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date the Company (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

3. Mortgage loans receivable

As of June 30, 2025 and December 31, 2024, the Company held $0.8 million and $0 of mortgage loans receivable, respectively. At June 30, 2025 this consisted of one minority loan participation with an interest rate of 11% per annum and a maturity date of May 31, 2026. The Company earned and accrued approximately $5,133 and $0 of mortgage loan interest income during the periods ending June 30, 2025 and June 30, 2024, respectively.

The below table summarizes mortgage loans receivable by credit quality indicators at June 30, 2025:

Prime	-
Pass	-
Low pass	-
Watch	$800,000
Special mention	-
Substandard	-
Doubtful	-
Default / Loss	-
Total	$800,000

On June 10, 2025, the Company purchased a participation interest in a mortgage loan with borrower 6008 Holdings LLC from Red Oak Income Opportunity Fund II, LLC, a related party and Delaware limited liability company, equal to 38.94% of the $2.1 million senior secured loan, for a purchase price of $0.8 million. The mortgage loan holds a total interest rate of 11.00% and matures on May 31, 2026.

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Red Oak Capital Fund VII, LLC and its Subsidiaries Notes to Financial Statements For the periods ending June 30, 2025 and December 31, 2024

4. Related party transactions

The Company pays an annual management fee, calculated and payable on a quarterly basis, in advance, to the Managing Member. The management fee is based on an annual rate of 1.00% of (i) all capital contributions of the Members, net of any amounts invested at that time in loans or debt instruments, plus (ii) the outstanding principal amount of each loan or real estate debt instrument then held, including loans secured by real estate owned as a result of borrower default. During the periods ending June 30, 2025 and June 30, 2024, $4,313 and $0 of management fees were incurred and paid to the Managing Member, respectively. No management fees were held as payable to the Managing Member as of June 30, 2025 and December 31, 2024.

The Company pays organization fees, calculated and payable at every closing, to the Managing Member. The organizational fee is calculated as 2.00% of the gross principal outstanding of all Bonds. During the periods ending June 30, 2025 and June 30, 2024, $28,040 and $0 of organization fees were incurred, respectively. As of June 30, 2025 and December 31, 2024, no organization fees are payable to the Managing Member.

The Company will also pay a disposition fee, to the Managing Member, of 0.50% of the proceeds received from the repayment of the principal amount of any of our debt investments or any other disposition of the underlying real estate. As of June 30, 2025 and December 31, 2024, no disposition fees were accrued or paid.

5. Member’s equity

As of June 30, 2025 and December 31, 2024, the Managing Member, as sole member of the Company, made no capital contributions or received any distributions. In accordance with the operating agreement, the Managing Member will make a $100 capital contribution.

6. Bonds payable

During the six-months ending June 30, 2025, the Company issued approximately $1.4 million Series A Bonds. During the period ending June 30, 2024, the Company issued $0 Series A Bonds. The Bonds are unsecured obligations and rank junior to senior secured indebtedness. The maturity date of the Bonds is December 31, 2029. The Company has incurred debt issuance costs related to the bond offering, and such costs have been capitalized and are being amortized through the maturity of the bond series. As of June 30, 2025 and December 31, 2024, there have been $127,853 and $13,200 of debt issuance costs incurred by the Company, respectively. During the periods ending June 30, 2025 and June 30, 2024, $7,181 and $0 have been amortized to bond interest expense. The amortization of debt issuance costs reflected on the Consolidated Statements of Cash Flows consists of amortization of debt issuance costs related to the Bond issuances and Cross River line of credit.

Bonds payable as of June 30, 2025 and December 31, 2024 are comprised of the following:

	Rate	06/30/2025	12/31/2024
Series A bonds payable	8.00%	$1,562,000	$160,000
Debt issuance costs (unamortized balance)		(120,555)	(13,083)
Total bonds payable, net		$1,441,445	$146,917

The Company executes quarterly interest payments to the Series A Bondholders at a rate of 8.00% per annum. For the periods ending June 30, 2025 and June 30, 2024, the Company recorded $42,325 and $0 of bond interest expense, respectively. As of June 30, 2025 and December 31, 2024, $24,516 and $0 is held as payable to all Bondholders.

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Red Oak Capital Fund VII, LLC and its Subsidiaries Notes to Financial Statements For the periods ending June 30, 2025 and December 31, 2024

6. Bonds payable (continued)

The Bonds will be redeemable beginning January 1, 2027. Once the Company receives written notice from the bondholder, it will have 120 days from the date of receipt to redeem the bonds at a price per bond equal to $800 plus any accrued and unpaid interest on the Bond.

The Company’s obligation to redeem bonds in any given year pursuant to this optional redemption is limited to 15% of the outstanding principal balance of the Bonds on January 1st of the applicable year. The Company has the right to reserve up to one-third of this 15% limit for Bonds redeemed as a result of a Bondholder’s right upon death, disability, or bankruptcy. Bond redemptions pursuant to the optional redemption, which excludes death, disability, or bankruptcy, will occur in the order that notices are received.

The Bonds may be redeemed, in whole or part, at the Company’s option at any time prior to maturity. The Company may extend maturity on the Bonds for six months in order to facilitate redemption of the Bonds. Any redemption will be at a price that is equal to all accrued and unpaid interest, to but not including the date on which the Bonds are redeemed, plus 1.01 times the then outstanding principal amount of the Bonds.

Future maturities of bonds payable are as follows:

Years ending December 31,	Amount
2029	$1,562,000
Total bonds payable	$1,562,000

7. Line of credit

On January 7, 2025, the Company’s subsidiary, ROCF VII SPV, LLC, and five other affiliates (ROCF II SPV, LLC, ROCF IV SPV, LLC, ROCF V SPV, LLC, ROIOF SPV, LLC, and ROCF VI SPV, LLC) entered into a $50 million secured revolving loan facility and security agreement with Cross River Bank as part of a restructuring. ROCF VII SPV, LLC is the borrower representative with Cross River Bank for all these affiliates. As the borrower representative, the Company acts on behalf of the co-borrowers with respect to all matters relating to the Credit Facility. The facility is secured by all property and assets of the companies, and all other collateral, security granted, and securities pledged to the facility. The interest rate on outstanding borrowings is a variable rate based on the one-month tenor of Term SOFR plus an applicable rate.

As the borrower representative, the Company receives all proceeds related to pledged securities into the ROCF VII SPV, LLC collections account. These proceeds are subsequently transferred, net of allocated interest expense and other fees, to the related party that owns the respective pledged security. Proceeds from pledged securities not owned by the Company are reflected on the Balance Sheets as Due to Affiliates. As of June 30, 2025 and December 31, 2024, amounts classified as Due to Affiliates related to pledged assets of related parties were $0.9 million and $0, respectively.

On March 4, 2025, ROCF VII SPV, LLC, as borrower representative, executed an initial draw of $24.9 million on the line of credit with Cross River Bank. The entire proceeds of the draw were immediately disbursed to ROCF II SPV, LLC, ROCF IV SPV, LLC, ROCF V SPV, LLC, ROIOF SPV, LLC, and ROCF VI SPV, LLC. The Company’s subsidiary did not retain any portion of the drawn funds.

ROCF VII SPV, LLC has incurred debt issuance costs related to the Cross River Bank facility, and such costs have been capitalized and are being amortized through the maturity of the facility. As of June 30, 2025 and December 31, 2024, there have been $11,448 and $0 of debt issuance costs incurred by ROCF VII SPV, LLC, respectively. During the periods ending June 30, 2025 and June 30, 2024, $1,310 and $0 have been amortized.

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Red Oak Capital Fund VII, LLC and its Subsidiaries Notes to Financial Statements For the periods ending June 30, 2025 and December 31, 2024

8. Commitments and contingencies

The Company has provided general indemnifications to the Managing Member, any affiliate of the Managing Member and any person acting on behalf of the Managing Member or that affiliate when they act, in good faith, in the best interest of the Company. The Company is unable to develop an estimate of the maximum potential amount of future payments that could potentially result from any hypothetical future claim but expects the risk of having to make any payments under these general business indemnifications to be remote.

9. Subsequent events

Since June 30, 2025, the Company has executed two bond closings resulting in total gross proceeds of $0.1 million.

On July 25, 2025, in accordance with the offering circular, the Company executed interest payments for $24,516 to the trustee and paying agent, Vistra (fka Phoenix American Financial Services, Inc).

The financial statements were approved by management and available for issuance on September 30, 2025. Subsequent events have been evaluated through this date.

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Item 4. Exhibits

The following exhibits are filed as part of this semi-annual report on Form 1-SA:

Exhibit Number	Exhibit Description

(2)(a)	Certificate of Formation of Red Oak Capital Fund VII, LLC*

(2)(b)	Limited Liability Company Agreement of Red Oak Capital Fund VII, LLC*

(3)(a)	Form of Indenture between Red Oak Capital Fund VII, LLC and UMB Bank, N.A.*

(3)(b)	Form of Bond*

(4)	Subscription Agreement*

_____________

* Previously filed as an exhibit to the Company’s Offering Statement on Form 1-A filed on May 13, 2024.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Red Oak Capital Fund VII, LLC,
a Delaware limited liability company

By:	Red Oak Capital GP, LLC,
a Delaware limited liability company
Its:	Sole Member

By:	Red Oak Capital Holdings, LLC,
a Delaware limited liability company
Its:	Sole Member

By:	Red Oak Holdings Management, LLC,
a Delaware limited liability company
Its:	Manager

By:	/s/ Gary Bechtel
Name:	Gary Bechtel
Its:	Manager

By:	/s/ Kevin Kennedy
Name:	Kevin Kennedy
Its:	Manager

By:	/s/ Raymond Davis
Name:	Raymond Davis
Its:	Manager

Date:	September 26, 2025

                Pursuant to the requirements of Regulation A, this report has been signed by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By:	/s/ Gary Bechtel
Name:	Gary Bechtel
Its:	Chief Executive Officer of the Sole Member of the Manager

By:	/s/ Tom McGovern
Name:	Tom McGovern
Its:	Chief Financial Officer of the Sole Member of the Manager

 Date: September 26, 2025

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